United States securities and exchange commission logo





                              May 14, 2020

       Daniel Schreiber
       Chief Executive Officer
       Lemonade, Inc.
       5 Crosby Street, 3rd Floor
       New York, NY 10013

                                                        Re: Lemonade, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 17,
2020
                                                            CIK No. 0001691421

       Dear Mr. Schreiber:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our Amended Charter designates the Court of Chancery of the State of Delaware as the
       exclusive forum, page 64

   1. We note your disclosure here that the exclusive forum provision will not apply to suits brought to enforce any
liability or duty created by the Securities Act or the Exchange Act, or to any claim for
which the federal courts have exclusive jurisdiction. Please also ensure that the
exclusive forum provision in the governing documents states this clearly, or tell us how you will
inform investors in future filings that the provision does not apply to any actions arising
under the Securities Act or Exchange Act.
 Daniel Schreiber
Lemonade, Inc.
May 14, 2020
Page 2
Management's Discussion and Analysis of Financial Conditions and Results of Operations
Stock-based Compensation, page 102

2. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact John Sickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameDaniel Schreiber                            Sincerely,
Comapany NameLemonade, Inc.
                                                              Division of
Corporation Finance
May 14, 2020 Page 2                                           Office of Finance
FirstName LastName